Filed by Bedford Bancshares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Commission File No.: 000-24330
                                       Subject Company: Bedford Bancshares, Inc.

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For Immediate Release
Friday, March 21, 2003
Press Release





                  FNB Corporation and Bedford Bancshares, Inc.
                           Announce Agreement to Merge


Christiansburg, Virginia -- FNB Corporation ("FNB"), Christiansburg, Virginia (NASDAQ: FNBP), parent of First National Bank and FNB Salem Bank & Trust, N.A. and Bedford Bancshares, Inc. ("Bedford"), Bedford, Virginia (NASDAQ: BFSB), parent of Bedford Federal Savings Bank, FSB, today jointly announced the signing of a definitive agreement to merge their companies. When combined, FNB Corporation and its affiliates will hold nearly $1.3 billion in total assets and operate 29 branch, retail loan production, and financial services offices. Stretching along the Interstate 81 corridor from Wytheville to Roanoke, as well as along U.S. 460 from Pearisburg to the Bedford/Lynchburg/Smith Mountain Lake region, the company will have more than $1 billion in Virginia deposits, making it the largest Virginia-based community banking organization. FNB Corporation also maintains a wholesale mortgage loan production office in Greenville, South Carolina.

Under the terms of the  transaction,  Bedford  shareholders  will  receive  from
0.8066 to 0.9135 shares of FNB common stock, or the equivalent cash value per share, for each outstanding share of Bedford common stock. The exchange ratio will float between FNB's per-share market value of $26.00 to $30.00 and will be fixed outside of that range. It is anticipated that approximately 20% of the total transaction consideration will be cash. Based on FNB's recent 30-day average price of $26.30, the transaction has a total current value of approximately $23.81 per share or $49.9 million. This value is the equivalent of approximately 190% of Bedford's recent book value and 16.2X trailing 12-month earnings. The transaction will be accounted for under the purchase method of accounting and will be structured as a tax-free reorganization to the extent FNB shares are issued. The transaction is expected to be accretive to FNB's cash earnings per share after the first full year of combined operations and neutral to GAAP earnings per share, at the midpoint of the price range.

Bedford Federal Savings Bank will operate as a wholly-owned subsidiary of FNB. Two members of the Bedford Bancshares, Inc. Board of Directors will join the FNB Corporation Board.

Harold Neal, President and CEO of Bedford said of the transaction, "We are very excited about this affiliation. The increased resources of the combined organization, both in management and lending power, will allow us to provide our customers a wider variety of services and greater technological capabilities."

Sam Tollison, President and CEO of FNB, said, "Bedford's market represents a strategic extension of our current market and Bedford has maintained the #1 share of that market for some time. The management team at Bedford has successfully utilized its strong market share to create a highly attractive franchise returning above-peer profits. We will leverage off Bedford's success with FNB's expanded product line to achieve even stronger returns for our shareholders. We believe that FNB's commercial bank products and financial services will be well received by Bedford's existing customer base and that the combination with FNB will reinforce Bedford's personal banking touch."

The merger is subject to approval by the shareholders of FNB and Bedford as well as regulatory authorities and other conditions customary for transactions of this nature. The parties anticipate closing the transaction in the second half of 2003.

Trident Securities, a division of McDonald Investments, Inc., is serving as financial advisor to Bedford Bancshares, Inc. and The Carson Medlin Company is advising FNB Corporation in this transaction.

                               Transaction Summary
                               -------------------

Exchange Ratio                          0.8066 to 0.9135 based on average market value prior
                                        to closing

Form of Consideration                   80% Stock/20% Cash

Collars                                 Exchange  ratio floats  between FNB price of $26.00 to
                                        $30.00;  exchange  ratio fixes at 0.8066 above $30.00
                                        and 0.9135 below $26.00

Current Transaction Value               $49.9 million, or $23.81 per Bedford share

Price to Book Value                     190%

Price to LTM Earnings                   16.2X

Premium to Stock Price                  30%



FNB will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission ("SEC"). We urge investors to read the proxy statement/prospectus and other relevant documents filed with the SEC because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed by Bedford and FNB with the SEC in connection with the merger, at the SEC's web site at www.sec.gov. Documents that Bedford files with the SEC will also be available upon written request directed to the Corporate Secretary of Bedford Bancshares, Inc. at 125 W. Main Street, Bedford, Virginia 24523. In addition, documents filed by FNB will be available upon written request from the Corporate Secretary of FNB Corporation, at P.O. Box 600, Christiansburg, Virginia 24068-0600. Read the proxy statement/prospectus carefully before making a decision concerning the merger.

Bedford and its directors and executive officers may be deemed to be "participants" in Bedford's solicitation of proxies in connection with the proposed merger. Information regarding the participants, including their holdings of Bedford stock, is contained in Bedford's annual proxy materials filed with the SEC on December 23, 2002. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the transaction when it becomes available.

This news release contains certain forward-looking statements about the proposed merger of FNB and Bedford. Forward-looking statements can be identified by the fact that they include words like "believe," "expect," "anticipate," "estimate," and "intend," or future or conditional verbs such "will," "would," "should," "could," or "may." These forward-looking statements are based upon the current beliefs and expectations of Bedford's and FNB's management and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond the companies' control. Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving cost savings within the expected timeframe, difficulties in integrating FNB and Bedford, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the businesses in which Bedford and FNB are engaged, changes in the securities markets, and other factors disclosed by Bedford and FNB in their periodic filings with the SEC. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. Bedford and FNB do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.


For more information contact:

Samuel H. Tollison                          Harold K. Neal
President and CEO                           President and CEO
FNB Corporation                             Bedford Bancshares, Inc.
(540) 382-6041                              (540) 586-2590

Peter A. Seitz
EVP/CAO/Secretary
FNB Corporation
(540) 381-6700